UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-2

                  REGISTRATION UNDER THE SECURITIES ACT OF 1933

                           Integrated Technology Group
                    ----------------------------------------
                 (name of small business issuer in its charter)

    Nevada                                2771                    87-0583192
------------------------------   ------------------           ---------------
(State or other jurisdiction of  (Primary Standard Industrial  (I.R.S.Employer
incorporation or organization)   Classification Code Number) Identification No.)

            301 West Main, Suite 500 Ardmore, OK 73401          (580) 226-0511
-------------------------------------------------------------------------------
          (Address and telephone number of principal executive offices)

   H. Scott Holden, 301 West Main, Suite 500 Ardmore, OK 73401   (580) 226-0511
--------------------------------------------------------------------------------
            (Name, address and telephone number of agent for service)

                        Copies of all communications to:
                            Robert A. Forrester, Esq.
                             1215 Executive Dr. West
                                    Suite 102
                              Richardson, TX 75081
                                 (972) 437-9898
                                 (972) 480-8406

Approximate date of proposed sale to public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /__/

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement fort the same offering. /__/

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /__/

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. /__/

                         CALCULATION OF REGISTRATION FEE

----------------------- --------------------- -------------------- --------------------- --------------------
    Title of each           Amount to be       Proposed maximum      Proposed maximum     Amount of
 Class of securities        Registered(1)           offering         aggregate offering   registration fee
   To be registered                            Price per unit(1)         price(1)
----------------------- --------------------- -------------------- --------------------- --------------------
----------------------- --------------------- -------------------- --------------------- --------------------
     Common Stock           4,000,000          $0.65                $2,600,000            $621.40
----------------------- --------------------- -------------------- --------------------- --------------------

(1)      Estimated solely for the purpose of calculating the registration fee.



The Registrant hereby amends this registration statement on such date of dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall be come effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                              SUBJECT TO COMPLETION



                                 April ___, 2002

                           INTEGRATED TECHNOLOGY GROUP
                        4,000,000 SHARES OF COMMON STOCK

     This prospectus relates to the resale of common stock by the selling shareholders listed on page ____.

     Our Common Stock trades on the over-the-counter bulletin board under the symbol "ITGI." On April ____, 2002, the closing bid price for our common stock as reported on the OTC bulletin board was ____ per share.

     Our common stock is speculative and involves a high degree of risk. You should read carefully and consider our discussion of risk factors beginning on page 5 before making an investment decision.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                       The date of this prospectus is April ___, 2002

                                TABLE OF CONTENTS



      Cautionary Statement                                              2

      Available Information                                             2

      Information About Forward-Looking Statements                      3

      Summary of Information in the Prospectus                          4

      Risk Factors                                                      5

      Use of Proceeds                                                   8

      Price Range of Our Common Stock                                   8

      Management's Discussion and Analysis or Plan of Operation         9

      Business                                                          11

      Management                                                        15

      Certain Relationships and Related Transactions                    16

      Description of Capital Stock                                      17

      Plan of Distribution                                              17

      Selling Shareholder                                               18

      Legal Matters                                                     18

      Experts                                                           18





                              CAUTIONARY STATEMENT

     You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide information different from what is contained in this Prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or any sale of common stock.

                              AVAILABLE INFORMATION

     We are subject to the reporting requirements of the Securities and Exchange Commission (the "Commission"). We file periodic reports, proxy statements, and other information with the Commission and the Securities Exchange.

     We have filed a Registration Statement on Form SB-2 under the Securities Act of 1933, as amended, with the Commission in connection with the securities offered by this Prospectus. This Prospectus does not contain all of the information that is in the Registration Statement. For further information with respect to us, you may inspect without charge and copy our filings at the public reference room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W.,
Washington, D.C. 20549 at prescribed rates. Information about the public reference room is available from the Commission by calling 1-800-SEC-0300.

     The Commission maintains a web site on the Internet that contains reports, proxy statements and other information regarding issuers that file electronically with the Commission. The Internet address of the site is www.sec.gov. Visitors to the site may access information by searching the EDGAR archives on this web site.

                  INFORMATION ABOUT FORWARD LOOKING STATEMENTS

     This Prospectus contains forward-looking statements within the meaning of the Securities Act of 1933 and Securities Exchange Act of 1934. Forward looking statements involve known and unknown risks, uncertainties and other factors that any cause or actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied. When used in this Prospectus, the words "expects", "anticipates", "intends", "plans", "may", "believes", "seeks", estimates", and similar expressions generally identify forward-looking statements. All forward-looking statements included in this Prospectus are based on information available to the Company ("we", "us", "our", "ITGI" and the "Company") on the date of this Prospectus. Except as required under federal and state securities laws, we assume no obligations to update any forward-looking statements.

                    SUMMARY OF INFORMATION IN THE PROSPECTUS

     This summary highlights selected information about us. To understand this offering fully, you should read the entire Prospectus carefully, including our discussion of Risk Factors and the financial statements for the year ended December 31, 2001.

                                   The Company

     Since 1980 we have conducted scrap tire recycling operations, initially in Oklahoma and, beginning in 1992, in Texas. Our scrap tire recycling operations reduces scrap tires to chips less than two inches n diameter. Over the last two years we have developed a gasification process that recovers from tire chips gas, a fuel oil, carbon black and steel. This gasification process recovers these products in an environmentally benign manner.

     We conduct our scrap tire recycling operations under laws enacted in Texas and Oklahoma. Oklahoma requires that sellers of new tires must charge a fee for the disposal of tires. In Oklahoma this fee is paid to the state and we receive a portion of this fee from the state for collecting scrap tires and shredding them to chips. In Texas, the retail dealer pays us to collect and shred the tires.

     Although there is a market for shredded tires, principally as a fuel supplement for use in cement kilns, we believe that we would realize a larger return if we recovered products composing the tire. Accordingly, we have developed our gasification process and have tested an engineering prototype. We have a permit from the State of Oklahoma to build an operational facility.

     Our headquarters are located at 301 West Main, Suite 500, Ardmore, Oklahoma 73401 and our telephone number at that address is (580) 226-0511.

                              Equity Line of Credit

     On February 27, 2002, integrated Technology Group (the "Company") entered into a Stock Purchase Agreement (the "Purchase Agreement") with Brighton Opportunity Fund, L.P. ("Brighton"), in connection with a private equity line financing transaction pursuant to which the Company shall offer and sell to Brighton up to $10,000,000 of the Company's Common Stock, par value $0.001 ("Common Stock") over a period of up to two years (the "Financing). As a condition to Brighton's obligation to make purchase under the Purchase Agreement, the Common Stock to be offered and sold to Brighton must be registered in an effective registration statement with the Securities and Exchange Commission.

     Pursuant to the Purchase Agreement, the Company has the right to require Brighton to purchase a minimum of $50,000 and a maximum of $250,000 of our Common Stock, during any 22 trading days, subject to our right to terminate the Purchase Agreement at any time. Notwithstanding the foregoing, Brighton is not obligated to purchase more than 10% of the total dollar trading volume in any month.

     Under the Purchase Agreement, the purchase price per share is equal to 90% of the lowest bid price of the Company's Common Stock for the ten days immediately prior to the date the Company notifies Brighton to purchase shares of the Company's Common Stock. Notwithstanding the foregoing, Brighton shall not be obligated to purchase our Common Stock if they would own more than 4.9% for Common Stock.

     Simultaneously with the execution of the Purchase Agreement, we borrowed $300,000 from Brighton pursuant to a convertible note agreement. This note was secured by 1,300,000 shares of Common Stock pledged by one of our principal stockholders. We also paid a commitment fee of $100,000 for the equity line of credit.

                          Summary Financial Information

     The following selected balance sheet and income statement data has been derived from the audited statements of the Company as of December 31, 2000 and 2001. This summary financial data should be read in conjunction with and are qualified by reference to the financial statements of the Company and the related notes thereto included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                Years Ended
                                                 December 31,
                                            2000             2001
                                       -------------    -------------

Revenue                                $   7,323,492    $   7,362,177

Depreciation and amortization              1,280,575        1,402,591

Loss from operations                      (1,909,971)      (1,838,145)

Net loss                                    (353,261)      (2,485,159)

Loss per share                                (0.13)           (0.31)

Working capital (deficiency)              (3,618,535)      (4,760,938)

Cash                                          30,953           18,905

Total assets                              11,400,211        9,956,986

Total liabilities                          4,661,638        5,559,872

Stockholders' Equity                       6,738,573        4,397,114

                                  RISK FACTORS

 Investing in our common stock is very risky, and you should be able to bear losing your entire investment. You should carefully consider the risks presented by the following factors.

We have incurred substantial losses in the last two years.

     We sustained losses of $353,261 and $2,485,159 in fiscal 2000 and 2001, respectively. Much of these losses can be attributed to a change in the regulatory environment in Texas. We believe that our gasification process will strongly aid in our recovery to profitability but there can be no assurance that the returns that we anticipate from our gasification process will materially alter our financial results.

We are negotiating a forbearance for a note that matured in 1998.

     The Company has accrued $2,515,145 as current maturities for long-term debt as part of a note that matured in April 1998 and for which the Company initially obtained a forbearance which extended through April 2001. The Company is presently negotiating with the holder of that note for another forbearance. Should the Company fail to renegotiate successfully this forbearance, the Company could face insolvency and our operations be discontinued without the development of the gasification project.

Our gasification process may not produce commercial grade products.

     The by products of our gasifications process are gas, fuel oil, carbon black and steel. Much of the research on pyrolytic processes used for recycling tires has questioned the quality of the fuel oil and carbon black produced in the research environment. We believe that our process has improved significantly upon pyrolytic processes. We have reviewed the chemical properties of the fuel oil resulting from our process with marketers of bulk oil and believe our fuel oil would be satisfactory for their purposes. We have also had discussions with users of charge carbon and injection carbon for steel production and believe that the carbon block produced by our process would meet those standards. Nonetheless, until we have completed construction of our gasification facility, produced fuel oil and carbon block in commercial quantities and sold those products, there can be no assurance that the fuel oil and carbon block produced by our gasification process will be of sufficient quality for each's anticipated use.

We have not built a commercial gasification process.

     There can be no assurance that a larger version of our gasification process will perform in the manner we anticipate. We have performed extensive testing on units originally developed using a gasification process for soil and waste remediation. Our testing required modifications of that equipment and process. Although the results of that testing were sufficiently encouraging for us to proceed with the development of a commercial facility, we have never built such a commercial facility successfully using a gasification process generally or one similar to ours. There can be no assurance, accordingly, that our process or equipment will operate in the manner we anticipate.

The economic return of our gasification process is uncertain.

     We believe that our gasification process will create the largest possible economic return for recycled tires. Immediately, that economic return depends on the success of the construction of our gasification plant in Choctaw, Oklahoma and the efficiencies and results stemming from that facility. There can be no assurance that those returns will be met and our assumptions tested against the experience of an operating facility.

     Further, the economics of our gasification process depend upon the entire structuring of the process to recycle tires. In Oklahoma, the State pays us for the gathering of tires throughout Oklahoma. Texas, the other state in which we presently conduct operations, has abandoned its similar program, and our economics in Texas depend now upon the payment by tire retailers to us to gather and dispose of tires through shredding. In other states and in a variety of regulations, tire recyclers do not gather tires but are paid a fee, or tipping fee, to handle the disposal of tires.

     Our ability to earn an adequate return is subject to many of these factors, in addition to the overall economics of the as yet uncompleted gasification process.

We are going to need additional financing.

     If our gasification operates in the manner which we anticipate, we plan to construct several others. The cost of each plan and related infrastructure will exceed $4,500,000 and will have to be financed either through the sale of equity, incursion of debt or entering joint ventures. The method of financing could affect our overall economic performance and, in some instances, possibly be dilutive to existing shareholders. Regardless, we do not at this time foresee the consequences, financially or operationally, at this time.

Our gasification process depends on an adequate supply of raw materials.

     As of March 15, 2002, we had 206,803 tons of tire chips in inventory. These chips were produced through our tire shredding operations in Texas and Oklahoma. The economics of our operations are strongly affected by our access to tires and government programs that compel and regulate tire recycling. While we assume an abundant supply of scrap tires. In the event these programs are modified or that we are unable to be otherwise paid for recycling scrap tires, the economics of our operations will be severely damaged.

We have many competitors.

     There are many competitors recycling tires and seeking ways to find commercial uses for recycled tires. While many are undercapitalized, others addressing the recycling of scrap tires have large financial, technical and personnel resources. The large capital costs to gather shred and process tires acts as a partial barrier to entry, particularly where the gathering and shredding of scrap tires is not conducted through a governmental program. We believe, however, that a financially successful scrap tire recycling process could attract several well financed competitors, competitors with substantially greater financial, technical and personnel resources than we possess that may seek to initiate or circumvent our proprietary technology.

Our success depends on our ability to protect our proprietary technology.

     Our success depends, to a significant degree, upon the protection of our proprietary technology. There has been a patent application made for portions of our technology, but there can be no assurance that such application will be granted, or even if such applications are granted, that others will not develop technologies that are superior to our technology. We intend taking steps to protect our other proprietary rights such as trade secrets and third parties may infringe or misappropriate them. In addition, effective protection of intellectual property in every country in which our technology may be implemented may not be available. There can be no assurance that the Company will be able to compete successfully in the consumer market.

Scrap tire recycling is involved with many governmental and environmental regulations.

     The Company's tire recycling and manufacturing activities are subject to extensive and rigorous government regulation designed to protect the environment. Management does not expect that the Company's activities will result in the emission of air pollutants, the disposal of combustion residues, or the storage of hazardous substances. The establishment and operation of plants for tire recycling are subject to obtaining numerous permits and complying with environmental and other government regulations, both in the U.S. and most foreign countries. The process of obtaining required regulatory approvals can be lengthy and expensive. Moreover, regulatory approvals, if granted, may include significant limitations on the Company's operations. The EPA and comparable state and local regulatory agencies actively enforce environmental regulations and conduct periodic inspections to determine compliance with government regulations. Failure to comply with applicable regulatory requirements can result in, among other things, fines, suspensions of approvals, seizure or recall of products, operating restrictions, and criminal prosecutions. Furthermore, changes in existing regulations or adoption of new regulations could impose costly new procedures for compliance, or prevent the Company from obtaining, or affect the timing of, regulatory approvals.

     The effect of government regulation may be to delay for a considerable period of time or to prevent the Company from developing is business as planned and/or impose costly requirements on the Company, the result of which may be to furnish an advantage to its competitors or to make the Company's business less profitable, or unprofitable, to operate.

The sale of a substantial number of shares of our Common Stock may harm our ability to raise additional funds.

     This prospectus relates to the issuance of up to 4,000,000 shares of our Common Stock to Brighton Opportunity Fund, L,P. The price which the Company may receive for the Common Stock issuable to the fund will, in all likelihood, be less than the market price of the Common Stock and the holders thereof may have been given, at nominal cost, the opportunity to profit from a rise in the market price of Common Stock.

     The sale of all of the aforementioned securities may also adversely affect the terms under which the Company could obtain additional equity capital. In all likelihood, the Company would be able to obtain additional equity capital on terms more favorable to the Company at the time the holders of such securities are sold. In addition, should a significant number of these securities be exercised, the resulting increase in the amount of the Common Stock in the public market may reduce the market price of the Common Stock. Also, the Company has agreed that, under certain circumstances, it will register under Federal and state securities laws certain securities issuable in connection with the stock sold pursuant to the Equity Line of Credit.

Our common stock has a limited trading market and may experience price volatility.

     Our common stock trades publicly on the NASDAQ Over the Counter (OTC) Bulletin Board. OTC Bulletin Board trading affords us limited market liquidity. Consequently, our shares' trading market may be adversely affected by the sale of shares offered pursuant to this prospectus. Although it is impossible to predict market influences and prospective values for securities, an increase in the number of shares available for public sale may adversely affect our trading market, and the market price for our common stock may be volatile and shift dramatically based on the success of our operations, among other factors. Stock markets also have experienced, and continue to experience, extreme price and volume fluctuations in the market price of small capitalization companies. These fluctuations may be unrelated to our operating performance. These market fluctuations, as well as general economic and political conditions, may adversely affect our common stock's market price.

Quarterly operating results may cause significant price fluctuations in our common stock.

     "Penny Stock" regulations may restrict the marketability of our stock, which may affect the ability of holders of our common stock to sell their shares.

     The Securities and Exchange Commission has adopted regulations that generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share. Our common stock is currently subject to these rules, which impose additional sales practice requirements. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of the common shares and must have received the purchaser's written consent to the transaction prior to the purchase. The "penny stock" rules also require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker-dealer must also disclose:

                  the commission payable to both the broker-dealer and the registered representative, current quotations for the securities, and if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market.

     Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     These rules apply to sales by broker-dealers to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), unless our common shares trade above $5.00 per share. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our common shares, and may affect the ability to sell the common shares in the secondary market as well as the price at which such sales can be made. Also, some brokerage firms will decide not to effect transactions in "penny stocks" and it is unlikely that any bank or financial institution will accept "penny stock" as collateral.

Our stock price is volatile.

     The market for securities of early stage, rapidly growing companies, including those of the Company, has been highly volatile. The market price of the Company's Common Sock has fluctuated between $6.875 to $0.52 and was $0.60 at the close of business on April 1, 2002, and it is likely that the price of the Common Stock will continue to fluctuate widely in the future. Announcements of technical innovations, new commercial products, patent or proprietary rights or other developments by the Company or its competitors could have a significant impact on the Company's business and the market price of the Common Stock.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the resale of shares of Common Stock by Brighton Opportunity Fund, L.P. We will receive proceeds from any sales of shares pursuant to the Common Stock Purchase Agreement with Brighton Opportunity Fund, L.P. We intend to use the proceeds from such sales for operating capital and construction of our gasification system in Choctaw, Oklahoma.

                                 DIVIDEND POLICY

     We do not anticipate paying dividends on the Common Stock at any time in the foreseeable future. Our Board of Directors currently plans to retain earnings for the development and expansion of the Company's business. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors of the Company and will depend on a number of factors including future earnings, capital requirements, financial conditions and such other factors as the Board of Directors may deem relevant.

                           PRICE RANGE OF COMMON STOCK

     The Company completed its initial public offering in June 1999. The Company's stock did not commence trading. Although some trading occurred in the March of 2000, there was no active market in the Company's Common Stock until June 2000. On June 16, 2000 the Company's Common Stock began to be traded on OTC Bulletin Board.

     The following table set forth the high and low bid and cash prices of the Company's Common Stock for each calendar quarter in 2000 as reported by the National Association of Securities Dealers composite feed or other qualified interdealer quotation medium. These quotations do not represent actual transactions but represent prices between dealers and do not include retail markup, markdown or commission.

2000                            Ask                            Bid
----                    -------------------            -------------------
                        High         Low                High           Low

First Quarter           0.10         0.10               -             -
Second Quarter          4.875        0.10               6.875         5.03125
Third Quarter           5.875        2.625              6.00          3.00
Fourth Quarter          4.00         5.3125             4.375         0.625

2001                            Ask                            Bid
----                    -------------------            -------------------
                        High         Low                High Low

First Quarter           2.50         0.52               2.5625        0.65625
Second Quarter          1.38         0.65               1.50          0.90
Third Quarter           1.42         0.59               1.50          0.68
Fourth Quarter          1.08         0.55               1.15          0.65



     As of December 31, 2001, there were approximately 50 holders of record of the Company's common stock, according to the records provided by the transfer agent.

     In July 2000, the Company agreed to issue 9,000,000 shares of Common Stock to two affiliates of principals of Safe Tire Disposal Corporation and an additional 25,000 shares to the registrant's counsel. The issuance of these shares were exempt from registration under Section 5 of the Securities Act of 1933 pursuant to the exemption provided in Section 4(2) of that act.

     In January 2001, the Company issued 100,000 shares of Common Stock to an advisor to the Company. The issuance of these shares were exempt from registration under Section 5 of the Securities Act of 1933 pursuant to the exemption provided in Section 4(2) of that act.

     In May 2001, the Company exchanged 9,535,000 shares of Preferred Stock with Holden Energy Corporation for Preferred Stock of a subsidiary. The issuance of these shares were exempt from registration under Section 5 of the Securities Act of 1933 pursuant to the exemption provided in Section 4(2) of that act.

     In January 2002, the Company issued 18,353 shares of Common Stock to a consultant. The issuance of these shares were exempt from registration under
Section 5 of the Securities Act of 1933 pursuant to the exemption provided in
Section 4(2) of that act.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Results of Operations

Fiscal Year Ended December 31, 2000, compared to Fiscal Year Ended December 31, 1999

     In fiscal 2000 the Company incurred a loss before income taxes of $2,361,690 compared to a profit before income taxes of $1,511,114 in fiscal 1999. The loss principally reflects a decline in tire processing revenues in fiscal 2000 to $7,323,492 from $10,969,565 in fiscal 1999. Tire processing revenues are essentially tipping fees paid to the Company to dispose of tires. The decline occurred because the State of Texas, while keeping an obligation to charge a disposal fee by tire retailers for the disposal of tires, place the obligation to dispose of tires on sellers of those tires. Previously, the State of Texas collected the fee and paid the Company. The Company thereupon commenced in fiscal 2000 to begin to contract with tire retailers to dispose of the tires and be paid directly for the a tire's disposition.

     Other revenues, however, partially offset this decline by increasing in fiscal 2000, to $1,624,388 from $1,160,738. These other revenues are derived from sales of tire chips that are used for a material in civil engineering purposes and as a fuel in cement plants and paper pulp plants. Despite the increase in other revenues, total revenues declined approximately 25%, to $8,947,880 in fiscal 2000 from $12,130,303 in fiscal 1999.

     Operating expense in fiscal 2000 increased approximately 6% in fiscal 2000 compared to fiscal 1999, to $8,322,374 from $7,845,821. The largest increase came in transportation expenses which increased approximately 13% to $4,237,013 from $3,754,909. This increase related to the Company's commitment to retailers of tires to pick up tires throughout the State of Texas. Further, increases in fuel costs also contributed to the Company's increase in transportation expenses.

Fiscal Year Ended December 31, 2001, compared to Fiscal Year Ended December 31, 2000
     The Company's pre-tax losses in fiscal 2001 and fiscal 2000 were essentially identical, $2,347,932 compared to $2,361,690, respectively. After tax losses in the respective periods were $2,485,159 and $353,261 with the fiscal 2000 period reflecting a deferred tax benefit of approximately $2,000,000.

     Revenues declined in 2001 about 6% from the previous year, largely because of declining revenues from the sale of chip. This decline is attributed to the fact that we reduced sales of scrap tire chips until late in the fourth quarter when we entered into a contract for a landfill. Our revenues from tire processing were unchanged between the years, $7,362,177 in fiscal 2001 compared to $7,323,492 in fiscal 2000. Although we made an increased effort to increase revenues throughout fiscal 2001, an effort that produced some results in the earlier part of the year, revenues slowed after the events of September 11.

     Operating expenses decreased in 2001 when compared to 2000 reflecting management's commitment to control costs with declining revenues as well as declining transportation costs, principally due to favorable fuel prices throughout fiscal 2001. General and administrative costs declined about 20%, to approximately 2,000,000 from 2,500,000 and this decline included an expense of about $150,000 incurred in the first quarter of 2001 relating to the issuance of 100,000 shares of stock.

Liquidity and Capital Resources

     The Company's operations have traditionally been funded from operations and borrowings from related parties. Investment Bankers, representatives of which have served on as directors of the Corporation, have also loaned the Company capital.

     By the end of fiscal 1998, Holden Energy Corporation, which is owned by Harold H. Holden, had loaned to the Company an aggregate of approximately $9,500,000. At the end of that year, the Safe Tire Disposal Corporation converted that debt to a voting Preferred Stock which cumulated dividends at a 10% annual rate. In May 2001, but effective upon acquisition of Safe Tire Disposal Corp. by the Company, this Preferred Stock was converted into 9,535,000 shares of the Company's Preferred Stock. This Preferred Stock is not voting but has a $0.10 per share cumulative dividend right and contains a liquidation preference that is equal to $1.10 per share plus accumulated but unpaid dividends.

     The Company has accrued $2,515,145 as current maturities for long-term debt as part of a note that matured April, 1998 and for which the Company initially obtained a forbearance which extended through April 2001. The Company is presently negotiating with the holder of that note for another forbearance.

     On February 27, 2002, the Company entered into a Stock Purchase Agreement (the "Purchase Agreement") with Brighton Opportunity Fund, L.P. ("Brighton"), in connection with a private equity line financing transaction pursuant to which the Company shall offer and sell to Brighton up to $10,000,000 of the Company's Common Stock over a period of up to two years (the "Financing"). As a condition to Brighton's obligation to make purchases under the Purchase Agreement, the Common Stock to be offered and sold to Brighton must be registered in an effective registration statement with the Securities and Exchange Commission.

     Pursuant to the Purchase Agreement, the Company has the right to require Brighton to purchase a minimum of $50,000 and a maximum of $250,000 our Common Stock, during any 22 trading days, subject to our right to terminate the Purchase Agreement at any time. Notwithstanding the foregoing, Brighton is not obligated to purchase more than 10% of the total dollar trading volume in any month.

     Under the Purchase Agreement, the purchase price per share is equal to 90% of the lowest bid price of the Company's Common Stock for the ten days immediately prior to the date the Company notifies Brighton to purchase shares of the Company's Common Stock. Notwithstanding the foregoing, Brighton shall not be obligated to purchase our Common Stock if they would own more than 4.9% for Common Stock.

     Simultaneously with the execution of the Purchase Agreement, we borrowed $300,000 from Brighton pursuant to a convertible note agreement. This note was secured by 1,300,000 shares of Common Stock pledged by one of our principal stockholders. We also paid a commitment fee of $100,000 for the equity line of credit.

     The purpose of the equity line of credit is to fund operating capital and construction of the Company's gasification project.

                                    Business

Background

     We were formed on May 8, 1998, as a Nevada Corporation and were originally named The Living Card Corporation. The Living Card Corporation created, developed and marketed educational and low-cost "garden" greeting cards. Upon formation, we issued 6,000,000 shares of common stock to our founders, and at the end of June 1999, The Living Card Corporation completed a public offering by selling to the public 2,000,000 shares, of common stock for $0.10 per share, receiving net proceeds of about $168,000 from the offering.

     In early 2000 the management of The Living Card Corporation determined to end the greeting card business and acquire operating assets through the issuance of common stock. In July 2000 the Living Card Corporation entered into an agreement to acquire all of the issued and outstanding shares of Safe Tire Disposal Corp., a Delaware corporation whose subsidiaries were engaged in the tire recycling business in Texas and Okalahoma. That agreement reduced the number of shares originally issued to the founders to 100,000, issued 9,000,000 common shares to the owners of the Delaware Corporation, and issued 25,000 shares to a finder for the transaction. In June 2000 we changed our name to Integrated Technology Group.

     The original agreement required the acquisition of all of the capital stock of the Delaware Corporation but omitted acquisition of the Delaware Corporation's preferred stock. In May 2001 we amended our Articles of Incorporation and exchanged, on a share for share basis, 9,535,000 shares of the Delaware Corporation's preferred stock for the same number of shares of our preferred stock. Our preferred stock and the preferred stock we acquired have identical terms except that our preferred stock has a liquidation preference of $1.10 per share compared to a liquidation preference of $1.00 per share of the Delaware Corporation and our preferred stock is non-voting. Our preferred stock is entitled to receive an annual cumulative dividend of $0.10 per share.

The Problem

     The Environmental Protection Agency estimates that approximately 280,000,000 scrap tires are produced in the United States annually. An estimated 25,000,000 of these scrap tires are produced annually in Texas and Oklahoma. There are estimates that there are one billion scrap tires in various illegal dumps throughout the United States.

     Tires are a complex composite of wire, fabric and numerous compounds. The components are mixed, extruded and assembled into the tire that is cured. The curing process, vulcanization, chemically combines the sulfur, small amounts of natural rubber and petroleum based hydrocarbon compounds, a process that is irreversible which prevents the recycling of large quantities of scrap tires back into products for tire manufacturing.

     Tires have a high BTU, or British Thermal Unit, content. There are estimates that scrap tires annually produced in the United States represent the BTU equivalent of 15,000,000 barrels of oil with the annual equivalent global BTU of 59,000,000 barrels of oil. Cement kilns and paper pulp mills use a significant percentage of scrap tires as a fuel supplement. Cement kilns in Texas, for example, consume approximately 24% of the whole scrap tires annually generated.

     Whole scrap tires that are not recycled present a number of problems. They do not compress well, creating void spaces in a pile. The pile of tires draws heat, collects water and can act as an incubator for mosquito larva. There are studies that indicate that mosquitoes will generate 4,000 times faster in a whole tire pile than in a natural habitat. With the proliferation of mosquitoes comes mosquito borne illnesses such as dengue fever, encephalitis and the White Nile virus. Piles of scrap tires also attract rats, snakes and other vermin. If a pile catches fire, the tire's high BTU content coupled with the thermal effect of drawing air through the void spaces makes the fires extremely difficult to extinguish.

     The tire's lack of compression also exacerbates using whole tires in landfills. Organic waste in landfills decomposes into methane that becomes trapped in the whole scrap tire and causes them to "float" through the landfill and break through the landfill's surface.

     Shredding a tire to chips no larger than 2 1/2 inches a side reduces the voids that occur in stacks of whole scrap tires. Insects and vermin are less likely to breed, fires are less treacherous and shredded scrap tires can be used as landfill as well as a fuel supplement to coal. Nonetheless, fires from shredded scrap tires can also create difficult problems stemming from the high BTU content of a scrap tire. The uses for shredded scrap tires are in civil engineering projects, tire derived fuel and crumb rubber production. In civil engineering projects shredded scrap tires are used for land fill or embankments or material for retaining walls but compete with rock, sand and gravel, materials that have a cost advantage over shredded scrap tires. Crumb rubber is used to make a variety of mats and as an asphalt supplement, but converting shredded tire chips to crumb rubber, a product in which all steel must be removed, is expensive, making the products less competitive with other materials that would be used in competitive applications. As a tire derived fuel, shredded scrap tire's high BTU content and ease of handling make the product attractive, but it is used primarily as a fuel supplement, costing more than coal used in the cement, paper pulp and utility industries.

     With the ability to shred large volumes of tires and convert these large volumes of shredded scrap tires into common useful products, we believe that our gasification offers an economically workable solution to the recycling of scrap tires.

Shredding Operations

     Presently, we derive most of our revenues from fees paid by the dealers in Texas and by the State of Oklahoma. Both the Oklahoma and Texas operations began under legislation designed to recycle used tires. These programs required sellers of tires to collect a fee for the tire's disposal and remit the fee to the state. The state used this fee to pay us. The Oklahoma program paid $37.50 per ton for transporting the tires and $53.48 per ton to shred the tires. The Texas program ended in 1997 and now requires tire dealers to recycle the tires, and since that time, our efforts in Texas have been directed to increase tire collections directly from dealers.

     Our subsidiaries were formed to conduct tire recycling operations in Oklahoma and Texas. The Oklahoma operations began in 1990, and the Texas operations began in 1992. In both states, we gather scrap tires from throughout each state and shred them into chips. We presently operate one tire shredding plant in Oklahoma and three tire shredding plants in Texas. The Oklahoma shredding facility is located in Choctaw, Oklahoma, near Oklahoma City. The Texas shredding facilities are located in San Antonio, Odessa and Midlothian, near Dallas/Fort Worth. Because we have recently consolidated operations in Texas, our shredding facility in Cleveland, Texas, which is near Houston, now operates as a gathering facility.

     Each of our scrap tire operations is capable of shredding 2,000 tires each hour. The tires are passed through three shredders while being sprayed with water which cleans the tires and acts as a lubricant. The first shredder breaks the tires into long strips and chunks. Conveyors move the long strips and chunks to the second shredder which reduces them to chunks anywhere from 3 inches to 8 inches in diameter. The third shredder than reduces these chunks further into chunks that a two to four inches in diameter. After the third shredder is finished, the chips are passed to a rotary trommel in which chips less than 2 1/2 inches in diameter drop through and are conveyed out of the facility for storage. Larger chips are passed back through the third shredder until they are reduced to 2 1/2 inches or smaller.

     These operations require a large capital investment. Each plant requires the construction of a large system of conveyors and shredders. The shredders are sophisticated metallurgically, required to shred tires with steel embedded in a material designed not to decompose in a multitude of circumstances and temperatures and in a variety of sizes. We also invest significant amounts in trucks and trailers used to gather tires through Oklahoma and Texas. All of the equipment requires extensive maintenance.

     We have been successful in marketing scrap tire chips held in inventory. Since 1990 we have collected approximately 30.2 million tires at our Oklahoma facility and have marketed to end users the equivalent of 24.9 million tires in tire chips or 82% of the tires collected. In Texas, since our start up in 1992, we have collected 66.8 million tires and have marketed the equivalent of 43.7 million tires in tire chips to end users or 65% of the tires collected. To obtain payment from the State of Texas, the regulatory agency in Texas, the Texas Natural Resource Conservation Commission (TNRCC), would pay provided the chips were utilized in an approved use. From 1992 to 1994 we collected approximately 26.2 million tires that were reduced to chips and held in inventory. In the summer of 1995 the TNRCC began to approve various markets, and, as a result of those approvals, during the period from 1995 to 2000, we collected 33.6 million tires and marketed to end users the equivalent of 39.8 million tires in tire chips or 118% of the tires collected in that period. The inventories of tire chips at the Texas facilities have been reduced during this same time period by the equivalent of a 6.2 million tires. We will use the remaining inventories at the Oklahoma and Texas facilities to support the gasification projects planned for those sites.

     The most common uses for the tire chips we sell are as a fuel supplement to cement kilns and as a leacheate for landfills. As a leachate, scrap tires are spread over the bottom of a land fill and form a leacheate base for the land fill. The shredded scrap tires are lighter and do not deteriorate as other landfill leachates such as sand or gravel. Accordingly, landfills often prefer shredded scrap tires over competitive products but shredded scrap tires cost more. We can sell shredded scrap tires as a leachate for more than as a fuel supplement, but landfill projects depend upon a lengthy bidding process with uneven revenues. Landfills generally consume large volumes of scrap tires and can use up to 100,000 shredded tires per acre.

Gasification Process

     The purpose of our gasification process is to recover a tire's constituent parts that have a market in a manner that causes minimal environmental consequences. We have developed a process that extracts gas, oil, steel, carbon and fiber, approximately 98% of the materials in a tire. We believe that our process will convert a ton of shredded scrap tires into 2.5 barrels of oil, 500 pounds of carbon black and 300 pounds of steel. The process, if successful, would increase revenues from the sale of shredded scrap tires six fold and increase profit three fold when compared to selling the chips to kilns. We believe that this process will cause negligible environmental consequences.

     The process is a variation on remediation technology in which an inert contaminated product such as soil has oil and other contaminants removed. This process heats the shredded scrap tires in an oxygen deprived vacuum and condenses the resulting hydrocarbon vapors. Related processes have succeeded in recovering similar products, but unlike our proprietary process, these processes have not yielded oil and carbon black that are of a commercial grade. Many of them have also lacked the ability to process large volumes of tire chips.

     We have built an engineering model of our process and have successfully tested the products produced by it to determine the quality of those products, the capacity of the system and the environmental consequences. Our engineering model is essentially a modified version of soil remediation system. The discharge of material into the air is significantly below any standard that would require a permit for our system to operate.

     In October 2000 we submitted an application to the Oklahoma Department of Environmental Quality to obtain a permit to construct a plant in Choctaw, Oklahoma next to our tire shredding operation. In February 2001, that department determined that the emissions from such a facility were sufficiently small so that construction and operating permits would not be required. We have been seeking to finance construction of that facility since that time.

     The Company is in the process of acquiring the gasification technology and patents from affiliates of its principals without additional consideration.

Governmental Regulation

     We began operations in Oklahoma in 1990 under legislation that required those generating scrap tires, essentially retail tire sellers, to collect a fee for the disposal of scrap tires. The state then paid those shredding tires to transport and shred them. Under this program, which remains in effect, we receive $37.50 per ton for transportation and $53.48 per ton for shredding tires.

     In 1992 we began operations in Texas under a similar program. This program was ended in 1997, but we made up the short fall in revenue by contracting with the state to clean up various illegal tire dumps. These contracts ended in 1999. With the ending of the state program in 1997, Texas enacted legislation that prohibits the storage of more than 500 tires and removed the landfill prohibition provided the tires are shredded, split or quartered when they are stored. These storage facilities must obtain a permit from the State of Texas and those generating scrap tires, essentially retail dealers, must maintain manifest records that establish the proper disposal of tires. Accordingly, in Texas retailers typically charge a disposal fee and various entities licensed to store tires compete to dispose of the tires.

Joint Venture

     We have entered into a joint venture agreement with PT. Perkas Heavyndo Engineering (Texmaco Group) to provide industrial equipment and machinery manufacturing for heavy fabrication and machining in connection with our gasification project. This entity will provide to us exclusively for a period of ten years, subject to a three month cancellation, the equipment necessary for us to produce equipment for the gasification project.

Competition

     There has been a significant amount of effort expended in efforts to recycle scrap tires, including a number of government initiatives. In Texas, 28 firms registered scrap tire processing facilities, but after the lapse of legislation supporting scrap tire recycling, the number of original companies under the Texas program was reduced to two. Despite this effort, we are unaware of any program that successfully disposes of all scrap tires.

     The Company competes with others engaged in the business of shredding tires in Texas and Oklahoma. The program in Oklahoma requires that entities receiving fees from the State of Oklahoma gather tires from throughout the state. This requirement places a significant financial burden on those gathering tires in the State of Oklahoma to have the financial resources to conduct statewide operations. At the present time, the Company is the only state wide processor in Oklahoma.

     The program changes in Texas have placed significant burdens on those previously conducting tire shredding in that state. Operators in that state have had to shift to negotiating for disposal fees rather than obtaining fees from the state. In addition, the amount of the fee received for disposal is subject in Texas to negotiation with various entities, principally retailers.

     While the Company presently generates its revenues by receiving essentially a tipping fee for disposing of tires, increasingly the issue for tire disposal is the complete recycling of tires into useful, environmentally benign products on an economic basis. Management of the Company believes that its gasification process is such a solution. This process will allow the Company the means to recycle large volumes of tires with an extremely large market for the end product. The Company's growth potential is, accordingly, large, particularly since the Company will have its own market for products derived from the tires the Company processes, unlike competitors that must rely on third parties for end uses of their products. In Oklahoma competitors growth is limited because a competitor can only collect the volume of scrap tires that can ultimately be recycled and marketed. In Texas competitors that do not recycle scrap tires have the burden of landfill costs, and we believe that existing markets in Texas will not generate the revenue levels that the gasifier will produce.

     By having the ability to consume large quantities of recycled tires in an environmentally friendly manner and process these tires into a product or products that are in demand, management of the Company believes that its growth potential is quite large.

Employees

     On March 15, 2002 the Company employed 101 people. Of these people, 86 were engaged in tire gathering and shredding operations. The others were engaged in management and administrative positions.

Description of Property

Texas Properties

     Midlothian, Texas - Approximately twenty-six acres, which contains a processing plant of 11,000 square feet, a shop building of 1,500 square feet and an office building of 1,150 square feet.

     San Antonio, Texas - Approximately thirty-seven acres, which contains a processing plant of 11,000 square feet and an office building of 1,150 square feet.

     Odessa, Texas - Approximately twenty acres, which contains a processing plant of 11,000 square feet and an office building of 1,150 square feet.

     Cleveland, Texas - Approximately twenty-six acres, which contains a processing plant of 11,000 square feet, a shop building of 800 square feet and an office building of 1,150 square feet.

      There is a mortgage, which carries a lien on all properties above.

Oklahoma Property

     Choctaw, Oklahoma- Approximately fifteen acres, which contains a processing plant of 10,000 square feet, a shop building of 9,200 square feet and an office building of 2,000 square feet. The land lease agreement provides for five successive five-year renewal options, each with increased annual lease payments, and options to purchase the leased land.

     There is a mortgage, which carries a lien on the building in Choctaw.

Legal Proceedings

     From time to time, we are involved in various legal proceedings relating to claims arising in the ordinary course of business. We are not a party to any such legal proceedings, the adverse outcome of which, individually or taken together with all other legal proceedings, is expected to have a material adverse effect on our prospects, financial condition or result of operations.

                                   Management

     The following table sets forth certain information regarding the Company's directors and executive officers.

      Name               Age             Position

H. Scott Holden          45              Director, President and Chief Executive
                                         Officer

C. Sue Rushing           41              Director, Secretary/Treasurer and
                                         Comptroller

Harold H. Holden         67              Director

     Each of the above was appointed as a director and officer of the Company on July 29, 2000. H. Scott Holden is the son of Harold H. Holden

H. Scott Holden, President and Chief Executive Officer, age 45. Mr. Holden is primarily responsible for all strategic and financial decisions affecting all phases of Safe Tire's business. Additionally, he oversees regulatory, governmental and legislative affairs. Mr. Holden designed and oversaw construction of the Oklahoma and Texas facilities and is singularly responsible for originating many of the design improvements. On a daily basis, he oversees operations of the Company ranging from tire collection, processing and end use marketing activities to preparation of internal financial information and regulatory compliance.

C. Sue Rushing, Comptroller, age 41. Ms. Rushing is responsible for all internal financial reporting functions. Prior to joining the Company in February 1990, Ms. Rushing was the Financial Manager and Comptroller of the Dornick Hills Golf and Country Club, Ardmore, Oklahoma. Ms. Rushing has a Bachelor of Science Degree in Accounting from Southeastern Oklahoma State University, Durant, Oklahoma.

Harold H. Holden, Advisor to the Board, age 67. He currently serves as Chairman of the Board, President, and Chief Executive Officer of Holden Energy Corporation, an independent oil and gas company. HEC was established in 1977 and presently operates in the Mid-Continent area of the United States. HEC has developed significant reserves and has an established record in the energy exploration field. HEC also has 100% owned trucking, transporting, and supply company subsidiaries. Mr. Holden serves in an advisory and consultant capacity to the Company. He is a graduate of Texas A&M-Kingsville, Kingsville, Texas.

Section 16(a) Beneficial Ownership Reporting Compliance.

     In connection with the acquisition of Safe Tire Disposal Corporation in June 2000, the Company appointed new directors and officers, none of which have filed as of the date hereof the filings required pursuant to Section 16 of the Securities Exchange Act. These are anticipated to be filed in May, 2002.

                             Executive Compensation

     The following table sets forth the compensation paid to the Company's Executive Officers. For services rendered to the Company in all capacities for the fiscal years ended December 31, 2001.


      Name and                    Fiscal Year           Annual Compensation         All Other
Principal Position                Compensation       Salary              Bonus
                                  ------------      ----------------------------    ---------
H. Scott Holden, President          2001            $349,920              -            -
                                    2000             373,640              -            -
                                    1999             466,800              -            -

         Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth certain information regarding the beneficial ownership as of March 15, 2002, of the Common stock by (a) each person known by the Company to be a beneficial owner of more than 5% of the outstanding shares of Common Stock and by each Selling Shareholder, (b) each director of the Company, (c) each Named Executive Officer, and (d) as directors and executive officers of the Company as a group. Unless otherwise noted, each beneficial owner named below has sole investment and voting power with respect to the Common Stock shown below as beneficially owned by him.
Name of                                   Number of                 Percent
Beneficial Owner                          Shares Owned              Owned

H. Scott Holden, 1993 Trust               4,400,000                 39.1%

Harold H. Holden, 1985 Trust              4,400,000                 39.1%

Officers and Directors as a Group         9,000,000                 78.3%

The address of H. Scott Holden, 1993 Trust and the Harold H. Holden, 1985 Trust is 301 West Main, Suite 600, Ardmore, OK 73401

                 Certain Relationships and Related Transactions

     The Company has funded research and development efforts principally relating to using expended tires for a variety of uses. This research and development has been done through related entities that are not owned by Safe Tire Disposal Corp., the Company's wholly owned subsidiary, nor by the Company.

     At December 31, 1999, the Company advanced Rubber Recycling Resources $343,060 for working capital purposes and an additional $59,540 in fiscal 2000 for the same purposes. Rubber Recycling Resources conducts research and development on products using tire chips such as telephone poles, railroad cross arms and highway products.. At December 31, 2001, Rubber Recycling Resources owed the Company $413,083.

     In fiscal years 2000 and 2001, the Company advanced $54,800 $33,000, respectively, to Recycled Energy, L.L.C. for working capital purposes. At December 31, 2001, Recycled Energy, L.L.C. owed the Company $87,000. Recycled Energy, L.L.C. owns the rights to the tire gasification process.

     In fiscal years 2000 and 2001, the Company advanced $65,375 and $49,000, respectively to Safe Tire Recycling relating to costs to develop joint ventures in Europe for various projects using recycled tires. At the end of fiscal 2001, Safe Tire Recycling owed the Company $215,207.

     H. Scott Holden and Harold H. Holden, or their affiliates, own each of these entities, Recycled Energy Power Corporation, Rubber Recycling Resources, Recycled Energy L.L.C. and Safe Tire Recycling. The Company does not have an equity interest in these entities. The Holdens have, however, committed to transfer the rights to the technology of the gasification process to the Company without additional consideration.

     The Holdens have advanced to the Company working capital at various times. At December 31, 2001, the Company owed the Holdens or their affiliates a total of $980,200.

     In addition, in fiscal 2000 Amerifirst Financial advanced $475,000 to the Company. Amerifirst Financial is an affiliate of one of the Company's directors who resigned in 2001.

     By the end of fiscal 1998, Holden Energy Corporation, which is owned by Harold H. Holden, had loaned to the Company an aggregate of approximately $9,500,000. At the end of that year, the Safe Tire Disposal Corporation converted that debt to a voting Preferred Stock which cumulated dividends at a 10% annual rate. In May 2001, but effective upon acquisition of Safe Tire

Disposal Corp. by the Company, this Preferred Stock was converted into 9,535,000 shares of the Company's Preferred Stock. This Preferred Stock is not voting but has a $0.10 per share cumulative dividend right and contains a liquidation preference that is equal to $1.10 per share plus accumulated but unpaid dividends.

     In January 2002. H. Scott Holden, 1993 Trust loaned the Company $50,000. The loan bears interest at 10% per annum and matures in January 2004. Interest and principal are due at maturity. In March 2002, the Harold H. Holden, 1985 Trust loaned the Company $50,000. The loan bears interest at 10% per annum and matures in March 2004. Interest and principal are due at maturity.

                          DESCRIPTION OF CAPITAL STOCK

     The Company has authorized 20,000,000 shares of Common Stock, par value $0.001 per share and 10,000,000 shares of preferred stock, par value $0.01 per share. As of April 1, 2002, there were 11,243,353 shares of Common Stock and 9,535,000 shares of Preferred Stock issued and outstanding. There is one holder of record of the Preferred Stock.

Preferred Stock

     The Board of Directors is authorized, without further notice or action of shareholders, to issue shares of Preferred Stock in one or more series and to determine the relative rights, preferences and privileges of the shares of any such series. The Company has established one class of preferred stock of which there are 9,535,000 shares issued and outstanding leaving the Company with the power to issue 465,000 shares of preferred that have not been issued. The existing preferred stock contains a liquidation preference of $1.10 per share plus accumulated but unpaid dividends. Dividends cumulate at a 10% annual rate. The stock cumulates dividends. The preferred stock is non-voting.

Common Stock

     The holders of outstanding Common Stock are entitled to share ratably in any dividends paid on the Common Stock when, as and if declared by the Board of Directors out of funds legally available. Each holder of Common Stock is entitled to one vote for each share held of record. The Common Stock is not entitled to cumulative voting or preemptive rights and is not subject to redemption. Upon liquidation, dissolution or winding up of the Company, subject to the prior rights of holders of Preferred Stock, the holders of Common Stock are entitled to share ratably in the net assets legally available for distribution.

Transfer Agent and Registrar

     The Transfer Agent and Registrar for the Common Stock is Interwest Transfer Company 1841 East 4800 South, Salt Lake City, Utah 74117.


                              PLAN OF DISTRIBUTION

     The selling shareholder has each advised us that the sale or distribution of our common stock owned by them may be effected from time to time on the over-the-counter market, or in any other market on which the price of our shares of common stock are quoted. The selling shareholder and any brokers, dealers or agents that participate in the distribution of the common stock may be deemed to be underwriters, and any profit on the sale of common stock by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     Brighton Opportunity Fund L.P. is an underwriter within the meaning of the Securities Act of 1933 in connection with the sale of common stock under the Equity Line of Credit agreement. Brighton Opportunity Fund, L.P. will purchase stock from us at a purchase price of 90 percent of the lowest closing bid prices of our common stock on the OTC Bulletin Board or other principal trading market on which our common stock is traded for the ten trading days immediately preceding each put notice date. The ten percent discount on the purchase of the common stock to be received by Brighton Opportunity Fund, L.P. will be an underwriting discount.

     Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. We will inform the selling shareholders that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling shareholders must be registered to sell securities in all fifty states. In addition, in certain states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     We will pay all the expenses incident to the registration, offering and sale of the shares of common stock to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We have agreed to indemnify the selling shareholders and their controlling persons against certain liabilities, including liabilities under the Securities Act. We estimate that the expenses of the offering to be borne by us will be approximately $50,000. We will not receive any proceeds from the sale of any of the shares of common stock by the selling shareholders. We will, however, receive proceeds from the sale of common stock under the Equity Line of Credit.

     The selling shareholders should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the selling shareholders and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, the selling shareholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while such selling shareholders are distributing shares covered by this prospectus. Accordingly, except as noted below, the selling shareholders are not permitted to cover short sales by purchasing shares while the distribution is taking place. Brighton Opportunity Fund, L.P. can cover any short positions only with shares received from us under the Equity Line of Credit. We will advise the selling shareholders that if a particular offer of common stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

                               SELLING SHAREHOLDER

     This prospectus relates to the resale of up to 4,000,000 shares of our Common Stock that may be acquired from time to time pursuant to the Equity Line of Credit by Brighton Opportunity Fund, L.P., the Selling Shareholder. We will not receive any proceeds from the resale of Common Stock by the Selling Shareholder. However, we will receive proceeds, if any, from the sale of stock under the Equity Line of Credit.

     As of the date of this Prospectus, the Selling Shareholder does not own any of our Common Stock although the Harold H. Holden, 1985 Trust has pledged to the Selling Shareholder 1,300,000 shares to secure a convertible note agreement from a borrowing by us of $300,000. The following table summarizes the stock ownership of the Selling Shareholder.

                                      Shares                           Shares
                                   Beneficially                     Beneficially
                                   Owned Before        Amount        Owned after
Name                                 Resale(1)         Offered         Resale       Percent

Brighton Opportunity Fund, L.P.      4,000,000        4,000,000           0            0.0

     (1) Excludes 1,300,000 shares presently pledged by the Harold H. Holden, 1985 Trust

     A current prospectus must by in effect at the time of the sale to which this Prospectus relates. Any Selling Shareholder or dealer effecting a transaction in the registered securities, whether or not participating in a distribution, is required to deliver a prospectus. Unless otherwise exempted, the Selling Shareholder and their agents engaged in the resale of Common Stock may be deemed underwriters under the Securities Act of 1933.

                                  LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Robert A. Forrester, Esq., Richardson, Texas.

                                     EXPERTS

     The financial statements of the Company as of December 31, 2001, included in this Prospectus have been audited by Lane Gorman Trubitt, L.L.P., independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting, in giving said report.

     COMMISSION'S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     In the SEC's opinion, indemnification for certain acts of directors, officers and controlling persons is against public policy, as expressed in the Securities Act, and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

                           INTEGRATED TECHNOLOGY GROUP
                                AND SUBSIDIARIES



                                    CONTENTS


                                                                     Page

INDEPENDENT AUDITOR'S REPORT                                         F-1

CONSOLIDATED FINANCIAL STATEMENTS

   CONSOLIDATED BALANCE SHEET                                        F-2

   CONSOLIDATED STATEMENTS OF OPERATIONS                             F-3

   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                   F-4

   CONSOLIDATED STATEMENTS OF CASH FLOWS                             F-5

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                        F-6 - F-10

Independent Auditor's Report
----------------------------

The Board of Directors and Stockholders
Integrated Technology Group (Successor to Safe Tire Disposal Corp.)

We have audited the accompanying consolidated balance sheet of Integrated Technology Group and subsidiaries as of December 31, 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Integrated Technology Group and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



Lane Gorman Trubitt, L.L.P.


Dallas, Texas
January 25, 2002

                  Integrated Technology Group and Subsidiaries
                           CONSOLIDATED BALANCE SHEET
                                December 31, 2001

                                     ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                                    $          18,905
   Accounts receivable, net of allowance of $40,219                                       636,460
   Prepaid expenses                                                                        77,864
   Deposits                                                                                38,500
   Deferred taxes                                                                          16,690
                                                                                -----------------
     Total current assets                                                                 788,419
                                                                                -----------------

PROPERTY, PLANT AND EQUIPMENT
   Land                                                                                   467,040
   Buildings and improvements                                                           2,562,146
   Transportation equipment                                                             7,744,122
   Plant equipment                                                                     12,953,496
                                                                                -----------------
                                                                                       23,726,804
   Less accumulated depreciation                                                      (19,752,063)
                                                                                ------------------
     Net property, plant and equipment                                                  3,974,741
                                                                                -----------------

OTHER ASSETS
   Long-term advances - related party                                                     716,090
   Deferred taxes                                                                       4,477,736
                                                                                -----------------
                                                                                        5,193,826
                                                                                -----------------
                                                                                $       9,956,986
                                                                                =================
                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Current maturities of long-term debt                                         $       2,519,408
   Accounts payable - related party                                                     1,455,200
   Accounts payable                                                                       944,293
   Accrued interest                                                                       463,030
   Other current liabilities and accrued expenses                                         167,426
                                                                                -----------------
     Total current liabilities                                                          5,549,357
                                                                                -----------------

LONG-TERM DEBT, less current maturities                                                    10,515

CONTINGENCIES                                                                                 -

STOCKHOLDERS' EQUITY
   Common stock, $0.001 par value; 20,000,000 shares authorized,
     11,225,000 issued and outstanding                                                     11,225
   Preferred, $0.10 cumulative dividend, $.01 par value; 10,000,000
     shares authorized, 9,535,000 issued and outstanding                                   95,350
   Additional paid-in capital                                                          15,506,271
   Accumulated deficit                                                                (11,215,732)
                                                                                ------------------
     Total stockholders' equity                                                         4,397,114
                                                                                -----------------

                                                                                $       9,956,986
                                                                                =================


The accompanying notes are an integral part of these statements.

                  Integrated Technology Group and Subsidiaries
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                            Years ended December 31,


                                                                              2001                      2000
Revenues
   Tire processing revenue                                             $   7,362,177             $   7,323,492
   Other revenue                                                           1,067,834                 1,624,388
                                                                       -------------             -------------
     Total revenues                                                        8,430,011                 8,947,880
                                                                       -------------             -------------

Operating expenses
   Facility and processing                                                 2,884,644                 2,804,786
   Transportation                                                          3,945,021                 4,237,013
   General and administrative                                              2,035,900                 2,535,477
   Depreciation and amortization                                           1,402,591                 1,280,575
                                                                       -------------             -------------
     Total operating expenses                                             10,268,156                10,857,851
                                                                       -------------             -------------

     Operating loss                                                       (1,838,145)               (1,909,971)

Other income (expenses)
   Interest expense                                                         (510,535)                 (468,084)
   Interest income                                                               748                     1,365
   Gain on sale of assets                                                         -                     15,000
                                                                       ------------              -------------
     Loss before income taxes                                             (2,347,932)               (2,361,690)

Deferred tax (expense) benefit                                              (137,227)                2,008,429
                                                                       -------------             -------------

     Net loss                                                          $  (2,485,159)            $    (353,261)
                                                                       =============             =============

Basic loss per common share                                            $       (0.31)            $       (0.13)
                                                                       ==============            ==============

Weighted average shares                                                   11,216,667                10,054,167
                                                                       =============             =============





















The accompanying notes are an integral part of these statements.

                  Integrated Technology Group and Subsidiaries
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     Years ended December 31, 2001 and 2000


                                                                                 Additional                      Total
                                      Common Stock          Preferred Stock      Paid-in         Accumulated     Stockholders'
                                    Shares     Amount       Shares   Amount      Capital         Deficit         Equity
                                 --------------------    -------------------   -------------  ----------------  -----------

Balance, December 31, 1999             1,000  $ 1,000    9,535,000  $95,350    $15,372,796    $ (8,377,312)     $7,091,834

Safe Tire Corporation Merger
11,124,000 shares                 11,124,000   10,125         -        -           (10,125)           -               -

Net loss                                -        -            -        -              -           (353,261)       (353,261)
                                 -----------   ------     --------  -------     ----------    -------------     ----------

Balance, December 31, 2000        11,125,000   11,125    9,535,000   95,350     15,362,671      (8,730,573)      6,738,573

Shares issued for services
100,000 shares                       100,000      100         -        -           143,600            -            143,700

Net loss                                -        -            -        -              -         (2,485,159)     (2,485,159)
                                 -----------  ------     --------   ------     ----------     -------------     ----------

Balance, December 31, 2001        11,225,000  $11,225    9,535,000  $95,350    $15,506,271    $(11,215,732)     $4,397,114
                                 ===========  =======    =========  =======    ===========    ============      ==========

























The accompanying notes are an integral part of these statements.

                  Integrated Technology Group and Subsidiaries
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            Years ended December 31,


                                                                                      2001                2000
                                                                                      ----                ----

Cash flows from operating activities:
   Net loss                                                                       $  (2,485,159)     $     (353,261)
   Adjustments to reconcile net loss to net cash used by operating activities
     Common stock issued for services                                                   143,700                -
     Depreciation and amortization                                                    1,402,591           1,280,575
     Gain on sale of assets                                                                -                (15,000)
     Deferred income taxes                                                              137,227          (2,008,429)
     Change in assets and liabilities
       Accounts and other receivables                                                   251,969            (176,775)
       Prepaid expenses, deposits and other assets                                      (22,682)            239,840
       Accounts payable                                                                 (52,498)            630,318
       Other liabilities and accrued expenses                                           226,129             (31,804)
                                                                                  -------------      --------------
         Net cash used by operating activities                                         (398,723)           (434,536)
                                                                                  -------------      --------------

Cash flows from investing activities:
   Purchases of plant and equipment                                                    (245,446)           (280,167)
   Proceeds on sales of assets                                                             -                 15,000
   Advances to related parties                                                          (92,482)               -
                                                                                  -------------      --------------
         Net cash used by investing activities                                         (337,928)           (265,167)
                                                                                  -------------      --------------

Cash flows from financing activities:
   Advances from related parties                                                        728,500             726,700
   Repayment of advances from related parties                                              -               (179,715)
   Repayment of long-term debt                                                           (3,897)           (171,998)
                                                                                  -------------      --------------
         Net cash provided by financing activities                                      724,603             374,987
                                                                                  -------------      --------------

Net decrease in cash and cash equivalents                                               (12,048)           (324,716)

Cash and cash equivalents at beginning of year                                           30,953             355,669
                                                                                  -------------      --------------

Cash and cash equivalents at end of year                                          $      18,905      $       30,953
                                                                                  =============      ==============

Supplemental cash flow information:
   Cash paid for interest                                                         $     205,755      $      362,576
                                                                                  =============      ==============














The accompanying notes are an integral part of these statements.

                  Integrated Technology Group and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       NATURE OF OPERATIONS

Integrated Technology Group and subsidiaries (the "Company") collect and dispose of waste tires. The process involves converting the whole waste tire into shredded chips available for sale as a by-product. The Company owns and operates one processing plant in the state of Oklahoma and four processing plants in the state of Texas. The Company's significant sources of revenues are from the states of Oklahoma and Texas for the collecting and shredding of waste tires. The Company's operations and revenues are impacted by laws and regulations of the states of Oklahoma and Texas.

The Company sells tire chips to buyers. The Company is actively exploring new markets for the shredded chips which could increase the sales of the shredded chips in future years.

Merger

On July 10, 2000, Integrated Technology Group, Inc. purchased all the assets of Safe Tire Disposal Corp. and Subsidiaries (STDC) by issuing 9,000,000 shares of its $0.001 par value common stock to the shareholders of STDC in exchange for all the outstanding shares of STDC. The merger was accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16. Prior to this merger, Integrated Technology Group, Inc. (formerly Living Card Company, Inc.) was a dormant publicly traded shell company with no material financial activity. The consolidated financial statements of the Company include the results of operations and cash flows of STDC for the period January 1, 2000 to July 10, 2000, the effective date of the merger. The financial position and results of operations of the predecessor company are immaterial and have not been included in the consolidation.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. Intercompany balances and transactions between the Company and its subsidiaries have been eliminated in consolidation.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Fair Values of Financial Instruments

Fair values of financial instruments are estimated to approximate the related book value, unless otherwise indicated, based on market information available to the Company.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released FAS 141, "Business Combinations," FAS 142, "Goodwill and Other Intangible Assets," FAS 143, "Accounting for Asset Retirement Obligations," and FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company believes that the impact of these new standards will not have a material effect on the Company's consolidated financial position, results of operations or disclosures.

Revenue Recognition

The Company recognizes revenue at the time of waste tire collection or at the time shredded tire chips are sold.

                  Integrated Technology Group and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid short-term investments in money market accounts.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. All material property, plant, and equipment additions are capitalized and depreciated on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives range from 5 to 30 years. As assets are disposed of, cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

Long-lived assets are periodically reviewed for impairment based on an assessment of future operations. The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Measurement of an impairment loss is based on the fair market value of the asset.

Income Taxes

The Company provides for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income taxes and liabilities arise principally from the temporary differences between financial statement and income tax recognition of depreciation and amortization, bad debts and net operating losses.

Chip Inventory

The Company has approximately 218,000 and 228,000 tons of tire chips on hand at December 31, 2001 and 2000, respectively. As noted above, the Company receives a fee for collecting, transporting, and shredding waste tires for the states of Oklahoma and Texas. In order to make the tire chips marketable to end users, the Company processes waste tires to a size smaller than required by the states. The Company is currently unable to accurately measure the incremental costs of processing waste tires below the size required by the states. Therefore, the Company does not record the tire chips as inventory on its consolidated balance sheet.

Advertising and Marketing

Advertising and marketing costs are expenses as incurred. Advertising expense totaled $11,375 and $8,081 for the years ended December 31, 2001 and 2000, respectively.

Per Share Information

Per share information is based on the weighted average number of common stock and common stock equivalent shares outstanding. Only basic earnings per share are shown, as there are no dilutive items.

                  Integrated Technology Group and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.       LONG-TERM DEBT

Long-term debt of the Company consists of the following at December 31, 2001:


       Note payable to bank purchased by an investment company and is due on demand.  Note matured April 1, 1998.  Interest rate is prime rate plus 5% (9.75% at December 31, 2001).  The note is
         collateralized by the assets of the Company.                                            $         2,515,145

       Borrowing under financing agreement for property acquisition, payable in monthly installments of $453, including interest of 9%, through
         February 1, 2005.  The borrowing is secured by a deed of trust.                                      14,778
                                                                                                 -------------------
                                                                                                           2,529,923
       Less current installments of long-term debt                                                        (2,519,408)
                                                                                                 -------------------
                                                                                                 $            10,515
                                                                                                 ===================

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2001 are as follows: 2002, $2,519,408; 2003, $4,662; 2004,
$4,958; 2005, $895 and 2006, $0.

4.       INCOME TAXES

The components of the deferred tax assets and liabilities at December 31, 2001, are as follows:

         Deferred tax assets - tax effect of:
              Allowance for doubtful accounts                                                    $            14,881
              Charitable contributions carryforward                                                            1,809
              Net operating loss carryforward                                                              5,794,904
                                                                                                 -------------------
                  Total gross deferred tax assets                                                          5,811,594
              Less valuation allowance                                                                      (990,409)
                                                                                                 -------------------
                  Net deferred tax assets 4,821,185 Deferred tax liabilities -
         tax effect of:
              Property, plant, and equipment                                                                (326,757)
                                                                                                 -------------------
                  Total deferred tax liabilities                                                            (326,757)
                                                                                                 -------------------

                  Net deferred tax asset/liability                                               $         4,494,426
                                                                                                 ===================


The net change in the total valuation allowance for deferred tax assets as of December 31, 2001 was $990,409. There was no change in the valuation allowance for the year ended December 31, 2000. In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

At December 31, 2001, the Company has net operating loss carryforwards for federal income tax purposes of approximately $15,700,000, which are available to offset future federal taxable income generated, if any. The carryforwards expire as follows: $227,000 in 2008; $1,755,000 in 2009, $3,644,000 in 2010, $3,425,000
in 2011, $1,572,000 in 2017, $1,502,000 in 2018, $2,038,000 in 2020 and
$1,537,000 in 2021.

                  Integrated Technology Group and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5.       DEFINED CONTRIBUTION PLAN

Employees of the Company participate in a group defined contribution 401(k) plan sponsored by STDC. All full-time employees are eligible to participate on the first plan entry date after six months of service with the Company and attaining 21 years of age. The Company may make contributions from its pre-tax profits. There were no Company contributions for the years ended December 31, 2001 and 2000.

6.       PREFERRED STOCK

The Company has 9,535,000 shares of non-voting, cumulative preferred stock with a 10% dividend rate issued and outstanding at December 31, 2001. Upon voluntary or involuntary dissolution of the Company, the assets of the Company available for dissolution are distributed first to preferred shareholders in an amount equal to all unpaid declared, accumulated dividends, if any, without interest, then to preferred shareholders in an amount equal to $1.10 per share. Thereafter, the remaining assets of the Company available for distribution are distributed among and paid to common shareholders. Preferred stock may be redeemed in whole or in part at the option of the Company at $1.10 per share plus any accrued and unpaid dividends, whether or not declared. Dividends in arrears at December 31, 2001 total $2,860,500.

7.       RELATED PARTY TRANSACTIONS

Included in other assets, long-term receivables at December 31, 2001 are advances to the following companies who are related through common ownership by officers of the Company. The advances are interest free and have no associated repayment schedule. No repayments have been made as of December 31, 2001.

       Rubber Recycling Resources                  $       413,083
       Safe Tire Recycling                                 215,207
       Recycled Energy, L.L.C.                              87,800
                                                   ---------------
                                                   $       716,090

Included in accounts payable - related parties at December 31, 2001 are advances from various stockholders of the Company totaling $1,429,200 and advances from Southstar, Inc., related through common ownership by officers of the Company, totaling $26,000.

8.       LEASE COMMITMENTS

The Company leases land and transportation equipment under operating leases. The land lease agreement provides for five successive five-year renewal options, each with increased annual lease payments, and options to purchase the leased land. Transportation equipment leases are cancelable at any time. Rental expense for all operating leases approximated $628,000 and $469,500 for the years ended December 31, 2001 and 2000, respectively.

Future minimum lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2001, are:

                Year ending December 31:

                        2002                       $         2,000
                        2003                                 2,000
                        2004                                 4,000
                        2005                                 4,000
                        2006                                 4,000
                                                   ---------------

                Total minimum lease payments       $        16,000
                                                   ===============

                  Integrated Technology Group and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9.       LETTERS OF CREDIT

As of December 31, 2001, the Company was contingently liable for outstanding letters of credit totaling approximately $245,000. The letters of credit expire during 2002.

10.      LOSS PER SHARE

Loss per share information contained in the consolidated statement of operations is calculated as follows for the years ended December 31,:

                                                                                        2001              2000
                                                                                  ---------------  ----------------

Net loss                                                                          $    (2,485,159) $       (353,261)
Undeclared dividends on preferred stock                                                  (953,500)         (953,500)
                                                                                  ---------------- ----------------

Net loss available to common stockholders                                         $    (3,438,659) $     (1,306,761)
                                                                                  ================ ================

Basic loss per common share                                                       $          (.31) $          (0.13)
                                                                                  ================ ================

Weighted average shares                                                                11,216,667        10,054,167


11.      CONTINGENT LIABILITIES

In the normal course of business, various actions and claims have been brought or asserted against the Company. Management does not consider these legal actions to be material to the Company's financial position, liquidity, or results of operations.

12.      SUBSEQUENT EVENT

In January 2002, the Company entered into a joint venture agreement with a firm based in Indonesia specializing in the production of industrial equipment and machinery to produce a recycling plant that will produce marketable oil, gas, steel and carbon black. The joint venture has a life of 10 years, unless both parties agree to an extension.

On February 27, 2002, the Company entered into a Stock Purchase Agreement (the "Purchase Agreement") with an investment fund ("the Fund"), in connection with a private equity line financing transaction pursuant to which the Company shall offer and sell to the Fund up to $10,000,000 of the Company's Common Stock over a period of up to two years.

The Company borrowed $300,000 from the Fund pursuant to a convertible note agreement, which is secured by 1,300,000 shares of Common Stock pledged by one of the Company's principal stockholders. The Company also paid a commitment fee of $100,000 for the equity line of credit.

13.      LITIGATION

The Company is currently seeking to recover $5,000,000 from an investment company. This amount represents the proceeds the Company should have received from the sale of its stock by the investment company. The related shares of common stock have not been issued. The outcome of these proceedings cannot be reasonably estimated at this time, and as a result, no gain is recorded on the Company's books at December 31, 2001.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Officers and Directors

Article IV of our Articles of Incorporation read as follows:

      To the fullest extent permitted by the Nevada General Corporation Law as the same exists or as may hereafter be amended, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer for (i) acts or omissions which involve intentional misconduct, forced or knowing violations of law or (ii) the payment of distributions in violation of Nevada General Corporation Law.

      The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that he, his testator, or intestate is or was a director, officer, employee or agent of the Corporation or serves or served at any other enterprise as a director, officer, employee or agent at the request of the Corporation or any predecessor to the Corporation.

      Neither the amendment nor repeal of this Article 4, nor the adoption of any provision of this Corporation's articles of incorporation inconsistent with this Article 4, shall eliminate or reduce the effect of this Article 4 in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article 4, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.



Item 25. Other Expenses of Issuance and Distribution
Estimated expenses in connection with the public offering by the Company of the securities offered hereunder are as follows:

Securities and Exchange Commission Filing Fee                        $       622
Accounting Fees and Expenses                                               4,000
Legal Fees and Expenses                                                   40,000
Printing                                                                   1,000
Miscellaneous*                                                             4,378
                                                                     -----------
     Total                                                           $    50,000
                                                                     ===========
------------
*Estimated

Item 26. Recent Sales of Unregistered Securities

The following is a summary of the only transaction by the Registrant during the last three years involving the sale of securities which were not registered under the Securities Act:

Item 27. Exhibits

Exhibit No.                                        Item

2.01 (3) Amended and Restated Articles of Incorporation, as amended
2.02 (3) Amended and Restated By-Laws
4.1  (2) Stock Purchase Agreement between the Company and Brighton
         Opportunity Fund
4.2  (2) Secured Convertible Debenture Agreement
5.1  (1) Opinion of Robert A. Forrester
10.1 (1) Stock Pledge Agreement between the Company, Brighton Opportunity Fund LLP and Pledgor
10.2 (1) Registration Rights Agreement between the Company and Brighton Opportunity Fund LLP
10.3 (1) Company Debenture with Brighton Opportunity Fund LLP
10.4 (1) Promissory Note between the Company and the H. Scott Holden, 1993 Trust

10.5 (1) Promissory Note between the Company and the Harold H. Holden, 1985
         Trust
23.1 (1) Consent of Lane Gorman Trubitt LLP
23.2 (1) Consent of Robert A. Forrester is contained in his opinion filed as
         Exhibit 5.1 to this registration statement.
------------
(1)   Filed herewith
(2)   Previously filed
(3)   To be filed by amendment

         Item 28. Undertakings

           The undersigned registrant hereby undertakes as follows:

     (a)   (1)     File, during any period in which it offers or sells
                   securities, a post-effective amendment to this registration statement to:

                  (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) Include any additional or changed material information on the plan of distribution.

           (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

           (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

      (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the shares of the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933,as amended, the Registrant certifies that it has reasonable ground to believe that it meets all the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ardmore, State of Oklahoma, on the 15th day of April, 2002.



SIGNATURE                 TITLE                                       DATE
---------                 -----                                       ----


/s/H. Scott Holden        Director and Chief Executive Officer   April  15, 2002
------------------
H. Scott Holden



 /s/C. Sue Rushing        Director, Secretary/Treasurer          April  15, 2002
------------------        and Comptroller
C. Sue Rushing



/s/Harold H. Holden       Director, Vice President               April  15, 2002
-------------------
Harold H. Holden






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